Consolidated Financial Statements of

CGI GROUP INC.

For the three months ended December 31, 2008 and 2007
(unaudited)

CGI GROUP INC.
Consolidated Statements of Earnings
For the three months ended December 31
(in thousands of Canadian dollars, except share data) (unaudited)

	2008	2007
	$	$
Revenue	**1,000,372**	895,427
Operating expenses		
Costs of services, selling and administrative	**837,077**	750,595
Amortization (Note 7)	**45,483**	39,761
Interest on long-term debt	**6,702**	7,327
Other income	**(770)**	(1,635)
Interest and other expenses	**2,505**	325
Foreign exchange loss (gain)	**3,784**	(420)
	894,781	795,953
Earnings from continuing operations before income taxes and non-controlling interest	**105,591**	99,474
Income tax expense	**25,739**	27,376
Non-controlling interest, net of income taxes	**355**	154
Earnings from continuing operations	**79,497**	71,944
Earnings from discontinued operations, net of income taxes	**85**	644
Net earnings	**79,582**	72,588
Basic and diluted earnings per share from continuing and discontinued operations (Note 5c)	**0.26**	0.22

Consolidated Statements of Comprehensive Income
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2008	2007
	$	$
Net earnings	**79,582**	72,588
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations, net of income tax recovery ($3,160 in 2008 and $193 in 2007)	**135,657**	(7,665)
Net unrealized gains (losses) on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations, net of income tax expense ($269 in 2008 and nil in 2007)	**1,473**	(538)
Net unrealized losses on cash flow hedges, net of income tax recovery ($1,008 in 2008 and $85 in 2007)	**(1,830)**	(196)
Other comprehensive income (loss) (Note 8)	**135,300**	(8,399)
Comprehensive income	**214,882**	64,189

CGI GROUP INC.
Consolidated Statements of Retained Earnings
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2008	2007
	$	$
Retained earnings, beginning of period	**923,721**	752,847
Net earnings	**79,582**	72,588
Excess of purchase price over carrying value of Class A subordinate shares acquired	**-**	(9,362)
Retained earnings, end of period	**1,003,303**	816,073

CGI GROUP INC.
Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	As at December 31, 2008	As at September 30, 2008
	$	$
Assets		
Current assets		
Cash and cash equivalents (Note 2)	216,034	50,134
Accounts receivable	524,987	487,563
Work in progress	259,563	228,510
Prepaid expenses and other current assets	115,060	82,992
Income taxes	9,316	4,189
Future income taxes	26,981	34,031
Assets held for sale	758	1,398
	1,152,699	888,817
Capital assets	187,508	178,435
Intangibles and other long-term assets (Note 3)	610,129	588,989
Future income taxes	7,984	7,747
Goodwill	1,762,236	1,689,362
Total assets before funds held for clients	3,720,556	3,353,350
Funds held for clients	268,573	330,623
	3,989,129	3,683,973
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	378,315	339,765
Accrued compensation	108,415	127,151
Deferred revenue	157,799	133,688
Income taxes	40,429	79,260
Future income taxes	23,728	25,529
Current portion of long-term debt	116,496	100,917
Liabilities held for sale	180	657
	825,362	806,967
Future income taxes	197,557	184,686
Long-term debt	397,886	290,174
Non-controlling interest	6,170	5,922
Other long-term liabilities	75,298	66,259
Total liabilities before clients' funds obligations	1,502,273	1,354,008
Clients' funds obligations	268,573	330,623
	1,770,846	1,684,631
Shareholders' equity		
Retained earnings	1,003,303	923,721
Accumulated other comprehensive loss (Note 8)	(186,124)	(321,424)
	817,179	602,297
Capital stock (Note 5a)	1,321,661	1,319,672
Contributed surplus	79,443	77,373
	2,218,283	1,999,342
	3,989,129	3,683,973

CGI GROUP INC.
Consolidated Statements of Cash Flows
For the three months ended December 31

(tabular amounts only are in thousands of Canadian dollars) (unaudited)

	2008	2007
	$	$
Operating activities		
Earnings from continuing operations	**79,497**	71,944
Adjustments for:		
Amortization (Note 7)	**50,985**	46,250
Future income taxes	**14,182**	(11,801)
Foreign exchange loss (gain)	**3,134**	(146)
Stock-based compensation (Note 5b)	**2,611**	1,873
Non-controlling interest, net of income tax	**355**	154
Net change in non-cash working capital items	**(71,544)**	12,763
Cash provided by continuing operating activities	**79,220**	121,037
Investing activities		
Business acquisitions (net of cash acquired)	**(190)**	-
Proceeds from sale of assets and businesses (net of cash disposed)	**1,651**	-
Purchase of capital assets	**(15,715)**	(15,002)
Additions to intangibles and other long-term assets	**(11,954)**	(16,074)
Decrease in other long-term assets	**727**	235
Cash used in continuing investing activities	**(25,481)**	(30,841)
Financing activities		
Use of credit facilities (Note 4)	**144,694**	-
Repayment of credit facilities	**(50,408)**	(54,632)
Repayment of long-term debt	**(2,333)**	(2,021)
Repurchase of Class A subordinate shares (Note 5a)	**(1,817)**	(18,445)
Issuance of shares (net of share issue costs)	**1,310**	6,395
Cash provided by (used in) continuing financing activities	**91,446**	(68,703)
Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	**20,535**	(2,486)
Net increase in cash and cash equivalents from continuing operations	**165,720**	19,007
Net cash and cash equivalents provided by (used in) discontinued operations	**180**	(763)
Cash and cash equivalents, beginning of period	**50,134**	88,879
Cash and cash equivalents, end of period (Note 2)	**216,034**	107,123
Interest paid	**1,888**	3,925
Income taxes paid	**46,357**	55,354

Non-cash transactions

During the three months ended December 31, 2008 and December 31, 2007, capital assets and other long-term assets were acquired at an aggregate cost of $1,188,000 and $20,584,000, respectively, which were financed by long-term debt.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1. Summary of significant accounting policies

The interim consolidated financial statements for the three months ended December 31, 2008 and 2007 are unaudited and include all adjustments that management of CGI Group Inc. (the "Company") considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided in these interim financial statements do not conform in all respects with the requirements of Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2008. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2008, except for new accounting policies adopted effective October 1, 2008.

Certain comparative figures have been reclassified to conform to the current period's presentation.

Change in accounting policies

The Canadian Institute of Chartered Accountants ("CICA") issued the following new Handbook Sections, which were effective for interim periods beginning on or after October 1, 2008:

i) Section 3064, "Goodwill and Intangible Assets", replaces Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". The Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards ("IFRS"). Section 1000, "Financial Statement Concepts", was also amended to provide consistency with this new standard. The Company has assessed that the impact of this standard is not significant. However, as a result of the adoption of the standard, contract costs are now included in intangibles and other long-term assets. Additionally, the new required disclosures have been included in Note 3, Intangibles and other long-term assets.

ii) Section 1400, "General Standards of Financial Statement Presentation", includes requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section did not have an impact on the Company's consolidated financial statements.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1. Summary of significant accounting policies (continued)

Future accounting policies

In January 2009, the CICA issued the following new Handbook sections:

i) Section 1582, "Business Combinations", which replaces Section 1581, "Business Combinations". The Section establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), "Business Combinations". The Section applies prospectively to business combinations for which the acquisition date is on or after October 1, 2011. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on the consolidated financial statements.

ii) Section 1601, "Consolidated Financial Statements" and Section 1601, "Non-Controlling Interests", which together replace Section 1600, "Consolidated Financial Statements". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, IAS 27 (Revised), "Consolidated and Separate Financial Statements". The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on October 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on the consolidated financial statements.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

2. Cash and cash equivalents

	As at December 31, 2008	As at September 30, 2008
	$	$
Cash	97,585	33,433
Cash equivalents	118,449	16,701
	216,034	50,134

3. Intangibles and other long-term assets

	As at December 31, 2008			As at September 30, 2008		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Intangibles						
Contract costs						
Incentives	244,591	171,036	73,555	241,951	164,527	77,424
Transition costs	159,018	69,016	90,002	152,793	63,306	89,487
	403,609	240,052	163,557	394,744	227,833	166,911
Other intangibles						
Internal-use software	87,360	51,047	36,313	84,764	47,467	37,297
Business solutions	332,018	169,029	162,989	300,024	150,214	149,810
Software licenses	136,391	99,049	37,342	134,162	94,572	39,590
Customer relationships and other	376,571	223,231	153,340	348,893	199,189	149,704
	932,340	542,356	389,984	867,843	491,442	376,401
Total intangibles	1,335,949	782,408	553,541	1,262,587	719,275	543,312
Other long-term assets						
Deferred financing fees			4,612			4,933
Deferred compensation plan			11,979			11,657
Long-term maintenance agreements			13,284			13,531
Forward contracts (Note 11)			20,013			8,758
Balance of sale receivable and other			6,700			6,798
Total other long-term assets			56,588			45,677
Total intangibles and other long-term assets			610,129			588,989

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

3. Intangibles and other long-term assets (continued)

The following table presents the aggregate amount of intangibles subject to amortization that were acquired or internally developed during the period:

	Three months ended December 31	
	2008	2007
	$	$
Acquired	**2,930**	21,837
Internally developed	**8,678**	10,023
Total intangible assets acquired and developed	**11,608**	31,860

There are no intangible assets not subject to amortization.

4. Credit facilities

The Company has available a five-year unsecured revolving credit facility for an amount of $1,500,000,000 maturing in August 2012. As at December 31, 2008, an amount of $268,131,000 has been drawn upon this facility. Of this amount, US$100,000,000 was drawn on December 1, 2008 as the hedging instrument for a part of the Company's net investment in self-sustaining U.S. subsidiaries and €12,000,000 was drawn on December 17, 2008 as the hedging instrument for a part of the Company's net investment in self-sustaining European subsidiaries (Note 11).

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5. Capital stock, stock options and earnings per share

a) Capital stock

	Class A subordinate shares		Class B shares		Total	
	Number	**Carrying value**	**Number**	**Carrying value**	**Number**	**Carrying value**
		$		**$**		**$**
Balance, as at October 1, 2008	274,165,370	1,271,948	34,208,159	47,724	308,373,529	1,319,672
Repurchased and cancelled[1]	(182,400)	-	-	-	(182,400)	-
Repurchased and not cancelled[1]	-	-	-	-	-	-
Issued upon exercise of options[2]	184,501	1,989	-	-	184,501	1,989
Balance, as at December 31, 2008	**274,167,471**	**1,273,937**	**34,208,159**	**47,724**	**308,375,630**	**1,321,661**

[1] On February 5, 2008, the Company's Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 28,502,941 Class A subordinate shares. During the three months ended December 31, 2008, the Company did not repurchase any shares. As of September 30, 2008, 182,400 of repurchased Class A subordinate shares with a carrying value of $847,000 and a purchase value of $1,817,000 were held by the Company and had been paid and were cancelled during the three months ended December 31, 2008.

[2] The carrying value of Class A subordinate shares includes $541,000 ($10,223,000 for the year ended September 30, 2008) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised since inception.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5. Capital stock, stock options and earnings per share (continued)

b) Stock options

Under the Company's stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon the achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended December 31	
	2008	2007
Compensation expense ($)	**2,611**	1,873
Dividend yield (%)	**0.00**	0.00
Expected volatility (%)	**24.41**	23.70
Risk-free interest rate (%)	**3.06**	4.10
Expected life (years)	**5.00**	5.00
Weighted average grant date fair values ($)	**2.59**	3.37

The following table presents information concerning all outstanding stock options granted by the Company:

Outstanding, as at October 1, 2008	**26,757,738**
Granted	**8,405,483**
Exercised	**(184,501)**
Forfeited	**(3,213,860)**
Expired	**(139,435)**
Outstanding, as at December 31, 2008	**31,625,425**

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5. Capital stock, stock options and earnings per share (continued)

c) Earnings per share from continuing operations

The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

				Three months ended December 31		
			2008			2007
	Earnings from continuing operations	**Weighted average number of shares outstanding [1]**	**Earnings per share from continuing operations**	Earnings from continuing operations	Weighted average number of shares outstanding[1]	Earnings per share from continuing operations
	$		**$**	$		$
Basic	**79,497**	**308,274,151**	**0.26**	71,944	323,926,784	0.22
Dilutive options [2]		**2,380,363**			5,858,217	
Diluted	**79,497**	**310,654,514**	**0.26**	71,944	329,785,001	0.22

[1] For the three months ended December 31, 2008, no shares were excluded from the calculation of earnings per share. During the three months ended December 31, 2007, 1,404,300 Class A subordinate shares were repurchased and were excluded from the calculation of earnings per share as of the date of repurchase.

[2] The calculation of the dilutive effects excludes all anti-dilutive options that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 15,141,677 and 9,318,499 for the three months ended December 31, 2008 and 2007, respectively.

6. Investments in subsidiaries and joint ventures

Modifications to purchase price allocations

During the three months ended December 31, 2008, a future income tax asset acquired in a business combination that was not recognized as an identifiable asset at the date of acquisition was subsequently recognized, resulting in a corresponding decrease in goodwill of $4,127,000.

As of April 19, 2007, the Company was committed under an agreement between shareholders of Conseillers en informatique d'affaires ("CIA") to purchase the remaining 39.31% of shares of CIA by October 1, 2011. During the three months ended December 31, 2008, the Company purchased additional shares for cash consideration of $190,000. As at December 31, 2008, 34.73% of shares of CIA remain to be purchased. As a result of the purchase of additional shares, non-controlling interest decreased by $107,000 and goodwill increased by $83,000.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

7.   Amortization

	Three months ended December 31	
	2008	2007
	$	$
Amortization of capital assets	**13,817**	9,440
Amortization of intangible assets		
Contract costs related to transition costs	**4,912**	4,910
Other intangible assets	**26,754**	25,411
	31,666	30,321
	45,483	39,761
Amortization of contract costs related to incentives (presented as reduction of revenue)	**5,181**	6,145
Amortization of other long-term assets (presented in interest on long-term debt)	**321**	344
	50,985	46,250

8. Accumulated other comprehensive loss

	Balance, as at October 1, 2008	Net changes incurred during the 3 months	Balance, as at December 31, 2008
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations, net of income tax recovery of $3,160	**(365,672)**	**135,657**	**(230,015)**
Net unrealized gains on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations, net of income tax expense of $269	**45,261**	**1,473**	**46,734**
Net unrealized losses on cash flow hedges, net of income tax recovery of $1,008	**(1,013)**	**(1,830)**	**(2,843)**
	(321,424)	**135,300**	**(186,124)**

	Balance, as at October 1, 2007	Net changes incurred during the 3 months	Balance, as at December 31, 2007
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations, net of income tax recovery of $193	(431,872)	(7,665)	(439,537)
Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations, net of income tax expense of nil	45,799	(538)	45,261
Net unrealized losses on cash flow hedges, net of income tax recovery of $85	-	(196)	(196)
	(386,073)	(8,399)	(394,472)

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9. Segmented information

The Company is managed through three operating segments, in addition to Corporate services, namely: Canada, U.S. & India and Europe & Asia Pacific. The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centers of excellence.

The following presents information on the Company's operations based on its management structure:

As at and for the three months ended December 31, 2008	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$		$	$
Revenue	593,371	350,496	75,455	-	1,019,322
Intersegment sales and transfers	(9,114)	(8,800)	(1,036)	-	(18,950)
	584,257	341,696	74,419	-	1,000,372
Earnings (loss) before interest on long-term debt, other income, interest and other expenses, non-controlling interest, net of income taxes, earnings from discontinued operations, net of income taxes and income tax expense[1]	76,907	48,789	4,298	(15,966)	114,028
Total assets	2,271,981	1,180,314	225,197	311,637	3,989,129

[1] Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $29,218,000, $16,179,000, $1,434,000 and $3,833,000, respectively.

As at and for the three months ended December 31, 2007	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$		$	$
Revenue	590,317	255,095	66,099	-	911,511
Intersegment sales and transfers	(6,641)	(8,102)	(1,341)	-	(16,084)
	583,676	246,993	64,758	-	895,427
Earnings (loss) before interest on long-term debt, other income, interest and other expenses, non-controlling interest, net of income taxes, earnings from discontinued operations, net of income taxes and income tax expense[1]	89,335	24,217	4,415	(12,476)	105,491
Total assets	1,885,306	1,332,995	208,889	211,555	3,638,745

[1] Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $27,886,000, $13,277,000, $1,194,000 and $3,549,000, respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are priced as if the sales or transfers were made to third parties.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

10. Guarantees

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at December 31, 2008, the Company provided for a total of $164,464,000 of these bonds. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company's consolidated results of operations or financial condition.

As of December 19, 2008, the Company has been released from bank guarantees related to tax indemnities for an amount of $3,326,000 following a final assessment with tax authorities.

11. Financial instruments and hedging

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes. During the three months ended December 31, 2008, the Company entered into new financial instruments.

Hedge on net investment in self-sustaining foreign subsidiaries
Effective December 1, 2008, the Company designated a debt of US$100,000,000 as the hedging instrument for a portion of the Company's net investment in self-sustaining U.S. subsidiaries. Further, effective December 17, 2008, the Company designated a debt of €12,000,000 as the hedging instrument for part of the Company's net investment in self-sustaining European subsidiaries.

Foreign exchange translation gains or losses on the net investment are recorded in the Consolidated Statement of Comprehensive Income. The effective portion of gains or losses on instruments hedging the net investment are also recorded in the Consolidated Statement of Comprehensive Income.

Cash flow hedges
Effective December 17, 2008, the Company entered into foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue for a period of 9 months.

Additionally, effective December 17, 2008, the Company entered into fixed-floating currency swap derivatives to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar on future U.S. revenue for a period of 45 months.

The hedges were documented as cash flow hedges and no component of the derivative instruments' fair value is excluded from the assessment and measurement of hedge effectiveness.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11. Financial instruments and hedging (continued)

Cash flow hedges (continued)

The forward contracts are derivative instruments, and, therefore, are recorded at fair value on the balance sheet. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine fair values of the forward contracts.

The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. During the three months ended December 31, 2008, there was no ineffectiveness recorded in the consolidated statement of earnings.

The following table summarizes the outstanding hedges:

	Recorded in	As at December 31, 2008	As at September 30, 2008
		$	$
Hedges on net investments in self-sustaining foreign subsidiaries			
US$100.0 million debt designated as the hedging instrument on the Company's net investment in U.S. subsidiaries	Long-term debt	122,460	-
€12.0 million debt designated as the hedging instrument on the Company's net investment in European subsidiaries	Long-term debt	20,455	-
Cash flow hedges on future revenue			
US$168.2 million foreign currency forward contracts to hedge the variability in the expected foreign currency	Accrued liabilities	653	-
exchange rate between the U.S. dollar and the Canadian dollar	Other long-term liabilities	2,020	-
US$19.5 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee	Accrued liabilities	1,101	-
Cash flow hedges on Senior U.S. unsecured notes			
US$192.0 million foreign currency forward contracts	Other current assets	18,885	-
	Other long-term assets	20,013	8,758

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and U.S. GAAP applicable as at September 30, 2008.

	Three months ended December 31	
	2008	2007
Reconciliation of net earnings:	**$**	$
Net earnings - Canadian GAAP	**79,582**	72,588
Adjustments for:		
Stock-based compensation	**(1,415)**	-
Warrants	**351**	351
Capitalization of intangible assets[1]	**325**	-
Other	**205**	202
Net earnings – U.S. GAAP	**79,048**	73,141
Basic earnings per share – U.S. GAAP	**0.26**	0.23
Diluted earnings per share – U.S. GAAP	**0.25**	0.22
Net earnings – U.S. GAAP	**79,048**	73,141
Other comprehensive income	**135,300**	(8,399)
Comprehensive income – U.S. GAAP	**214,348**	64,742

	As at December 31, 2008	As at September 30, 2008
	$	$
Reconciliation of shareholders' equity:		
Shareholders' equity - Canadian GAAP	**2,218,283**	1,999,342
Adjustments for:		
Stock-based compensation	**58,411**	58,411
Warrants	**(9,041)**	(9,392)
Reversal of income tax provision	**(7,452)**	(7,452)
Unearned compensation	**(3,694)**	(3,694)
Integration costs	**(6,606)**	(6,606)
Goodwill	**28,078**	28,078
Income taxes and adjustment for change in accounting policy	**9,715**	9,715
Capitalization of intangible assets[1]	**325**	-
Other	**(5,995)**	(6,200)
Shareholders' equity – U.S. GAAP	**2,282,024**	2,062,202

[1] *Capitalization of intangible assets*
Effective October 1, 2008, the Company adopted Section 3064, "Goodwill and Intangible Assets" (Note 1). As a result of the standard, there is new guidance relating to eligible capitalizable costs in the development of intangibles. Under U.S. GAAP, there were no changes to capitalization standards. This adjustment represents the additional costs that were expensed under Canadian GAAP that could be capitalized under U.S. GAAP, net of amortization and income taxes.

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Company adopted SFAS 157 effective October 1, 2008 without significant effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Liabilities Including an Amendment of FASB Statement No. 115" ("SFAS 159"), effective for fiscal years beginning after November 15, 2007. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The Company adopted SFAS 159 effective October 1, 2008 without significant effect on the Company's consolidated financial statements.